QuantRx Biomedical Corporation

P.O. Box 4960, Portland, Oregon 97062

October 7, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549

Attention: Martin James, Senior Assistant Chief Accountant

RE:

Quantrx Biomedical Corporation

Form 10-K for the fiscal year ended December 31, 2010

Filed April 14, 2011

Form 10-Q for the quarterly period ended June 30, 2011

Filed August 16, 2011

File No. 000-17119

Dear Mr. James:

We thank you for your comment letter dated September 21, 2011 (the “Comment Letter”) addressed to Quantrx Biomedical Corporation (the “Company”).  The following is in response to the Staff’s Comment Letter.  Each comment is included in bold below and is numbered to correspond to the numbered paragraphs in the Comment Letter.  The Company’s responses immediately follow each comment.  With the Staff’s concurrence, the Company intends to add the requested disclosure set forth below in an amended Form 10-K and Form 10-Q filed with the Commission at such time as the Staff approves the Company’s responses (each, an “Amended Filing”).

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 8.  Financial Statements and Supplementary Data, page 26

Statements of Operations, page F-4 and Statements of Cash Flows, page F-5

1.

We note that the statements of operations and statements of cash flows are marked as ‘unaudited’.  Please amend the Form 10-K to provide audited financial statements consistent with Rule 8-02 of Regulation S-X.

The Statements of Operations and Statements of Cash Flows were inadvertently marked “unaudited”.  We will revise the Statements of Operations and Statements of Cash Flows in the Amended Filing as requested by the Staff to remove the term “unaudited”.

2.

We note that the columns in 2010 and 2009 for cash flows used by operating activities does not sum to the totals presented of $(1,833,722) and $(1,116,119).  Please revise so that the columns properly sum to the totals presented.

We intend to revise the Statements of Cash Flows in the Amended Filing in response to the Staff’s comment so that the columns in 2010 and 2009 correctly sum.

Statements of Stockholders’ Equity, page F-6

3.

Please revise to correct the following inconsistencies noted in your financial statements:

a.

 Net loss for the year ended December 31, 2009 is shown as $(3,153,496) which does not agree to the statements of operations on page F-4 of $(3,133,496).  We note a similar inconsistency in your 2009 statements of cash flows on page F-5.

We intend to revise the Statements of Operations in the Amended Filing in response to the Staff’s comment to correct Net Loss for the year ended December 31, 2009 to $(3,153,496).

b.

 Additional paid-in capital as of December 31, 2010 of $47,652,761 does not agree to the balance sheet on page F-3 of $47,524,761.

We intend to revise the Additional Paid in Capital on the Statements of Stockholders Equity in the Amended Filing to $47,524,761 in response to the Staff’s comment.

c.

 Accumulated deficit as of December 31, 2010 of $47,652,761 does not agree to the balance sheet on page F-3 of $(47,819,948).  In addition, we note the missing brackets.

We intend to revise the Accumulated Deficit on the Statements of Stockholders Equity in the Amended Filing to $(47,819,948) in response to the Staff’s comment.

Note 2.  Management Statement Regarding Going Concern, page F-8

4.

Please revise future filings, including any amendments, to disclose that there is substantial doubt about your ability to continue as a going concern consistent with the report of your independent registered public accounting firm on page F-2.  In addition, you should disclose the principal conditions that raise questions about your ability to continue in existence.  We note that the audit report refers to your accumulated deficit and lack of revenues.  Refer to FRC 607.02.

The Company acknowledges receipt of the Staff’s comment and will, in future filings as requested by the staff, disclose that there is substantial doubt about the Company’s ability to continue as a going concern.  In addition, the Company will disclose the principal conditions that raise questions about the Company’s ability to continue in existence, as requested by the Staff.

Note 3.  Summary of Significant Accounting Policies, page F-9

Accounting for Share-Based Payments, page F-9

5.

We note your disclosure that you base the fair value of your stock compensation on assumptions you determine as of the beginning of each year.  Please discuss how your accounting considered ASC 710-10-30-3 which requires you to value the stock compensation based on the grant-date fair value.

We note the Staff’s comment concerning the calculation of stock based compensation and our assumptions determined at the beginning of the year.  We intend to revise our discussion of stock compensation in the Amended Filing to comply with ASC 710-10-30-3, in response to the Staff’s comment.

6.

Further, please explain why all of your stock compensation is based on historical volatility over a 3-year period.  Tell us how you considered ASC 718-10-55-37 which refers to the expected term of the option.

We note the Staff’s comment concerning historical volatility used in the stock based compensation calculation of a three year period.  We intend to correct our discussion to comply with ASC 718-10-55-37, in response to the Staff’s comment.

Note 14.  Capital Stock, page F-26

7.

Please tell us how you accounted for and valued the exchange in October 2010 of your equity interest in FluoroPharma.

In October 2010, the Company exchanged substantially all of its equity interest in FluoroPharma and terminated its then outstanding shares of Series A-1 Preferred Stock, in consideration for the payment to the Company of cash and the issuance of shares of its Series B Preferred Stock.  The Company received cash proceeds of $789,704 for the sale of 1,316,173 shares of FluoroPharma common stock valued at $0.60 per share.  The value of the FluoroPharma common stock reflects the fact that (i) the FluoroPharma equity, at that time, was privately held resulting in an absence of a liquid market for the common shares; (ii) FluoroPharma had previously raised private capital at prices less than the price received by the Company for the sale of the common shares; and (iii) the Company required the capital received in connection with the financing transaction to execute its plan to restructure its liabilities and otherwise continue as a going concern.  The cash proceeds have been accounted for by the Company as gain on dispositions.

Item 9A.  Controls and Procedures, page 27

8.

Please amend your Form 10-K to disclose the conclusions of your principal executive and principal financial officer regarding the effectiveness of your disclosure controls and procedures as of December 31, 2010 as required by Item 307 of Regulation S-K.

The Company intends to include the conclusions of its principal executive and principal financial officer regarding the effectiveness of its disclosure controls and procedures as of December 31, 2010 in the Amended Filing, in response to the Staff’s comment.

9.

Further, we note that you included your discussion of the evaluation of internal control over financial reporting under a header for your evaluation of disclosure controls and procedures.  In you amendment, please revise so that the headers appropriately correspond to the content of the section.

The Company intends to revise the headers in the Amended Filing in response to the Staff’s comment.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Item 1.  Financial Statements, page 2

Statements of Operations, page 3

10.

Please describe to us in detail the circumstances that resulted in your recording a loss from joint venture of $210,646 for the six months ended June 30, 2011.

As noted by the Staff, in the Company’s Quarterly Report on Form 10-Q for the six months ended June 30, 2011, it reported a loss from joint venture of $210,646.  The loss recorded is the result of the write down of all assets and liabilities related to QN Diagnostics LLC (“QND”), the Company’s former joint venture.  The write down was necessitated as a result of the recognition that the assets were not recoverable in the ordinary course, principally due to the pending settlement of litigation with NuRx Pharmaceuticals, Inc. (“NuRx”), the Company’s joint venture partner in QND, which settlement discussions were proceeding during the quarter ended June 30, 2011, and formally settled during the quarter ended September 30, 2011.

Note 7.  Note Payable, page 8

11.

Please tell us how you accounted for and valued the common shares issued to the lender in connection with the note payable.

 During the six months ended June 30, 2011, the Company recorded the issuance of 2,069,000 shares of Common Stock to a lender in exchange for canceling 2,069,000 warrants to purchase Common Stock.  The Company valued the shares of Common Stock on the date of issuance using the market value of the Company’s common stock as quoted by the OTCQB (formerly, the Pink Sheets) on May 20, 2011, or $0.03 per share.  The Company recorded $62,070 of expenses for financing costs related to the note financing.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

12.

Please tell us why your consolidated results of operations discussion excludes an analysis of the changes in research and development, gain on settlement of accounts payable and loss from joint venture.

The filing omitted the discussion noted by the Staff given the extensive disclosure contained in the filing addressing the restructuring of the Company, and the cessation of active operations pending the development of a financing and operating plan.  We intend, however, to include in the Amended Filing additional disclosure in the MD&A to address the Staff’s comment.

The Company acknowledges that:

•

It is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss the responses or the proposed Amended Filings, please contact the undersigned at 503-252-9565.

Very truly yours,

/s/ Shalom Hirschman

Shalom Hirschman

Principal Executive, Financial and Accounting Officer